Interim Group Report as at 30 June 2002

of DEPFA BANK plc

– according to US GAAP –

DEPFA BANK

PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 2 bn
Number of shares: 35,301,972



40.8%

Free float
DEPFA Holding Verwaltungsgesellschaft mbH

8.50% Bayerische Beamten-Lebensversicherung aG

8.50% Schweizerische Lebensvers.- und Rentenanstalt

6.36% Federal and Länder Government-Service Supplementary Pension Agency

5.78% Bankhaus Lampe KG

5.00% Deutscher Ring Beteiligungs-Holding

2.73% Schmidt-Bank

2.61% Entenial S.A.

1.30% Condor Lebensversicherungs-AG



Net income and ROE after tax
€ m
%
300
250
200
150
100
50
0
30
25
20
15
10
5
0
20.2
26.9
20.5
21.1
28.9
116
174
162
220
142
1998
1999
2000
2001
6/2002*

* Group net income from continuing operations

The figures for 1998-2001 are from the Segmental reporting by operating unit note in the DEPFA Group annual reports.

Group Figures according to US GAAP

	30.06.2002 € m	30.06.2001[1] € m	Change € m	%
Earnings				
Total net interest income	180	156	24	15.4
Net interest income incl. interest in trading derivatives	*132*	*144*	*–12*	*–8.3*
Net commission income	–3	–	–3	
Income from sale of assets	70	–9	79	
Trading result	–35	–3	–32	
of which from securities	3	14	–11	
of which derivatives valuation	10	–5	15	
of which interest	–48	–12	–36	
Total earnings	**212**	**144**	**68**	**47.2**
Personnel expenditure	27	19	8	42.1
Other administrative expenditure	14	7	7	100.0
Depreciation on intangible assets and property and equipment	2	4	–2	–50.0
Administrative expenditure	**43**	**30**	**13**	**43.3**
Other income and expenditure	1	38	–37	
Operating results before provision for loan losses	**170**	**152**	**18**	**11.8**
Provision for loan losses	–	–8	8	
Income before income taxes	**170**	**144**	**26**	**18.1**
of which excluding derivatives valuation / FAS 133	160	149	11	7.4
Income taxes	21	36	–15	–41.7
Income after income taxes	**149**	**108**	**41**	**38.0**
Minority interest income	7	20	–13	–65.0
Group net income from continuing operations	**142**	**88**	**54**	**61.4**
Result from discontinued operations	–301	67		
Group net income	–159	155		
Key ratios				
Cost/income ratio	20.3%	20.8%		
Earnings per share continuing operations	4.02	2.49		61.4
RoE before tax	33.1%	25.2%		
RoE after tax	28.9%	17.9%		
Portfolio	**30.06.2002**	**31.12.2001[2]**		
Public sector finance	111,230	120,802	–9,572	–7.9
Property finance	8,127	26,054	–17,927	–68.8
Other loans	4,007	4,204	–197	–4.7
Outstanding securities incl. loans taken up	69,472	80,098	–10,626	–13.3
Equity	984	2,257	–1,273	–56.4
Total assets	143,773	180,899	–37,126	–20.5
Moody's Investors Service, New York	**30.06.2002**	**30.06.2001**		
Rating DEPFA BANK plc	Aa3			
Rating DEPFA Deutsche Pfandbriefbank AG	Aa3	Aa3		

(1) The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 June 2001 are based on the DEPFA Group interim report as at 30 June 2001 reclassified for discontinued operations.
(2) The comparative balance sheet figures are from the DEPFA Group accounts as at 31 December 2001.

Contents

Letter to Shareholders

Ladies and Gentlemen,

This first half-year 2002 financial report is the first one of its kind for the new DEPFA BANK plc following the split from the property bank in June of this year. The new DEPFA is now firmly established among clients and in the capital markets as a fully fledged public finance bank. As a specialist institution working with public sector clients we are completely unaffected by the kind of problems that have recently beset many financial services providers, such as exposures to corporate lending and the equity markets, and this has allowed us to report an excellent first half-year. The current performance of the new DEPFA offers the clearest endorsement for our strategy of specialisation.

Group structure

DEPFA BANK plc			DePfa-Bank Europe plc
DEPFA Investment Bank Ltd.	100%[1]	98.1%	**DEPFA Deutsche Pfandbriefbank AG[2]**
DEPFA USA Inc.	100%	100%	**DEPFA ACS Bank***
DEPFA Capital Japan K.K.	100%		**Branches / Rep. offices**

Head Office: Dublin,
Listing: Frankfurt Stock Exchange
Reuters: DEPF.DE,
Bloomberg: DEP GR

(1) Increased from 60% to 100% in April 2002
(2) Listing in Frankfurt until further notice; Securities code 804 700

* in the course of formation

Group net income from continuing operations for the first six months reached € 142 million, a strong 61.4% increase year-on-year and corresponds to an RoE of 28.9%. This very good result falls within our forecast range for earnings and gives us every reason to believe that we can achieve our medium-term target of 20% return on equity after taxes for 2002 as a whole.

At € 212 million, total revenues for the first six months of the financial year were 47.2% higher than in the first half of 2001. Net interest income rose 15.4%, to € 180 million, but actually fell slightly by 8.3% to € 132 million when interest components from derivatives are included. Net commission income was negative, at € –3 million. Due to the impact of the interest charge relating to derivative positions, the trading result was negative at € –35 million. The placement of public-sector assets resulted in earnings of € 70 million.

Administrative expenditure was up 43.3%, to € 43 million, due in large part to the business reorganisation. Increased investments were necessary for the setting up and expansion of support functions, new highly-qualified staff for the business divisions, as well as for the move of DEPFA Deutsche Pfandbriefbank AG to Frankfurt. These investments have largely been completed. In spite of some non-recurring expenses totalling € 7 m, the cost/income ratio stood at a very favourable 20.3%.

We launched several important strategic initiatives at the new DEPFA BANK in the first few months of 2002. In March, we acquired the remaining 40% stake in DEPFA Investment Bank Ltd., which had been previously held by its management. This purchase was carried out at book value, bringing DEPFA BANK's stake in DEPFA Investment Bank up to 100%.

In June, we announced the opening of a DEPFA Investment Bank Ltd. representative office in Hong Kong with a remit to expand the bank's investment banking activities in the Asian market. DEPFA Investment Bank's approach to the Asian financial markets will be conducted along the same lines as that of its successful franchise in the EU accession countries of Eastern Europe since 1998. The representative office will act as a centre of competence for the entire region excluding Japan. It will be responsible for the origination and placement of public-sector assets, and thus fully exploit DEPFA BANK's strong relationships with institutional investors worldwide.

In July, we were granted a licence by the Irish authorities to establish a specialist institution for the issuance of asset covered bonds – DEPFA ACS Bank, domiciled in Dublin. Irish covered bonds will provide us with another attractive vehicle for our future funding requirements, acting as a second pillar of DEPFA's global Pfandbrief programme. The Irish Asset Covered Securities Act is a significant improvement on existing European legislation, permitting the inclusion in the asset pool of assets from the entire European Economic Area without restriction and of assets from any other G7 country up to a maximum of 15% of the pool.

Under the Global Pfandbrief Issuance Programme we will also start issuing asset-covered bonds denominated in US dollars, with a view to further expanding our investor base in the North American market especially as well as in the Asian markets. We envisage a minimum of two global issues annually, with an issue size of € 3 billion or USD 3 billion each.

The strategy of the new DEPFA was endorsed by the rating actions of Moody's Investors Service on the 14 August. The new entity DEPFA BANK plc was assigned a long-term rating of Aa3 (stable outlook), with the rating of DEPFA Deutsche Pfandbriefbank AG, now in the role of subsidiary, maintained at Aa3 (stable outlook)

The new DEPFA is a successful specialist provider in an attractive market that counts very few participants. Our position as a cost leader with the highest standard of specialist expertise in international public finance is fuelled by a transparent corporate structure, above-average profitability and an organisation that is geared to achieving results. The unique blend of Budget Financing, Infrastructure Financing and Investment Banking for the public sector offers considerable scope for a sustained expansion in our competitive position and makes us optimistic about achieving our profitability targets in the years to come.

Note:
The result from discontinued operations of € –301 million represents the results after tax of Aareal Bank AG for the period ended 6th June 2002 (€ 42 million) and the results of other discontinued operations. These items are shown net of impairment including an impairment of the shareholding in Aareal Bank AG at the date of the spin-off as required by FAS 144.

Group balance sheet as at 30 June 2002 of DEPFA BANK plc

Assets (€ m)	30.06.2002	31.12.2001 (1)
Cash and balances with central banks	446	1,360
Loans and advances to banks	14,295	14,040
Loans and advances to customers	60,836	81,399
Debt securities and other fixed income securities	60,545	74,387
Shares and other non fixed income securities	3	296
Participations	16	121
Intangible assets	5	53
Property and equipment	28	165
Other assets	3,521	3,168
Accrued interest and prepayments	4,078	5,910
Total assets	**143,773**	**180,899**

(1) The comparative balance sheet figures are from the DEPFA Group accounts as at 31 December 2001.

Shareholders' equity and liabilities (€ m)	30.06.2002	31.12.2001 [1]
Deposits by banks	36,407	51,403
Deposits by customers	5,443	15,980
Securitised liabilities	89,037	98,548
Other liabilities	6,170	4,589
Accrued interest and deferred income	4,249	5,641
Provisions	156	372
Hybrid capital	1,084	1,539
Minority interests	243	570
Total liabilities	**142,789**	**178,642**
Equity		
Subscribed capital	*106*	*107*
Capital reserve	408	394
Profit reserves	678	1,065
Other comprehensive income	(7)	(29)
Group retained income	(201)	720
Total shareholders' equity	**984**	**2,257**
Total shareholders' equity and liabilities	**143,773**	**180,899**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	168	1,437
Loan commitments	4,570	7,633

(1) The comparative balance sheet figures are from the DEPFA Group accounts as at 31 December 2001.

Group profit and loss account for the period 1 January 2002 to 30 June 2002 of DEPFA BANK plc

€ m	30.06.2002	30.06.2001[1]
Interest receivable and similar income from		
lending business and money market transactions	1,885	2,128
fixed income securities	1,330	1,437
Interest payable and similar expenditure	(3,035)	(3,409)
Net interest income	**180**	**156**
Commission income	2	9
Commission expenditure	(5)	(9)
Net commission income	**(3)**	**–**
Income from sale of assets	**70**	**(9)**
Trading result	**(35)**	**(3)**
Other income	**1**	**39**
TOTAL OPERATING INCOME	**213**	**183**
General administrative expenditure	(41)	(26)
Depreciation on intangible assets and property and equipment	(2)	(4)
Other expenditure	–	(1)
OPERATING RESULTS BEFORE PROVISION FOR LOAN LOSSES	**170**	**152**
Provision for loan losses	–	(8)
INCOME BEFORE INCOME TAXES	**170**	**144**
Income taxes	(21)	(36)
INCOME AFTER INCOME TAXES	**149**	**108**
Minority interest income	(7)	(20)
GROUP NET INCOME FROM CONTINUING OPERATIONS	**142**	**88**
Result from discontinued operations	(301)	67
GROUP NET INCOME	**(159)**	**155**
Weighted average number of ordinary shares	35,301,972	35,301,972
Earnings per share from continuing operations (€)	**4.0**	**2.5**
Earnings per share for discontinued operations (€)	**(8.5)**	**1.9**
Total earnings per share (€)	**(4.5)**	**4.4**
Diluted earnings per share (€)	**(4.5)**	**4.4**

(1) The comparative profit and loss account figures for the period to 30 June 2001 are based on the DEPFA Group interim report as at 30 June 2001 reclassified for discontinued operations.

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Sub-scribed capital	Capital-reserve	Retained earnings	Group retained income	Other comprehensive income			Total
					Unrealised gains/losses from market valuation of securities	Unrealised result from cash flow hedges	Accumu-lated effects of currency translation	
Balance at 1 January 2002	**107**	**394**	**1,785**	**0**	**(24)**	**(19)**	**14**	**2,257**
Creation of minority interest by share of exchange	(2)	(8)	(35)	–	1	–	–	(44)
Adjusted balance at 1 January 2002	**105**	**386**	**1,750**	**0**	**(23)**	**(19)**	**14**	**2,213**
Spin-off of Aareal Bank AG	–	–	(1,072)	–	57	15	–	(1,000)
Group net income (1)	–	–	–	(159)	–	–	–	(159)
Other comprehensive income (2)	–	–	–	–	(38)	1	(14)	(51)
Comprehensive income	**0**	**0**	**(1,072)**	**(159)**	**19**	**16**	**(14)**	**(1,210)**
Dividends	–	–	–	(42)	–	–	–	(42)
Sale of Treasury Stock	1	22	–	–	–	–	–	23
Balance at 30 June 2002	**106**	**408**	**678**	**(201)**	**(4)**	**(3)**	**0**	**984**

(1) Including result from discontinued operations of (€301m)
(2) Including amounts from discontinued operations of (€31m)

Reorganisation of DEPFA Group

The reorganisation of the DEPFA Group, which had the aim to build two completely separate and publicly listed banking groups was finalised on 6 June 2002.

The major steps and their accounting treatments can be described as following:

On 15 March 2002, 98.06 % of the shareholders of DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35.3 million shares in DEPFA BANK plc. This share exchange was treated under US GAAP as a transaction under common control and therefore did not result in the creation of goodwill or a profit in the Group accounts of DEPFA BANK plc. With the completion of the exchange offer, DEPFA Deutsche Pfandbriefbank AG has been replaced by DEPFA BANK plc as the ultimate parent of the DEPFA Group. The Group profit and loss account for all periods presented has been restated to reflect the new capital structure of DEPFA BANK plc, including the creation of the minority interest of 1.94% in DEPFA Deutsche Pfandbriefbank AG.

The subsequent reorganisation included the transfer of certain assets and operating entities to Aareal Bank AG. Certain of these transfers required an exchange of consideration based upon the fair value. US GAAP does not permit transfer of assets between entities under common control to be accounted for at fair value. Consequently, the difference between the consideration paid and the book value of the items is transferred directly to shareholders' equity as a deemed contribution or dividend.

On 10 May 2002, DEPFA BANK plc purchased 100% of the shares in DePfa Bank AG, now Aareal Bank AG from DEPFA Deutsche Pfandbriefbank AG.

On 6 June 2002 the share capital of Aareal Bank AG was distributed to shareholders on a pro-rata basis. Under US GAAP Aareal Bank AG is accounted for as a discontinued operation.

Under US GAAP, the results for Aareal Bank AG (net of any impairment) for the period ended 6 June 2002 is included in the Group profit and loss account and disclosed as relating to discontinued operations. The profit referable to Aareal Bank AG for the comparative period is also disclosed as relating to discontinued operations. The disposal of Aareal Bank AG to the Group's shareholders is accounted for as a distribution (dividend in specie) at book value (including the results of Aareal Bank AG net of impairment for the period ended 6 June 2002).

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2001.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 June 2001 are based on the DEPFA Group interim report as at 30 June 2001 reclassified for discontinued operations.

(1) Loans and advances to banks

€ m	30.06.2002	31.12.2001
Property loans	–	4
Public sector loans	5,620	6,391
Other loans and advances	8,669	7,643
Unamortised premiums and discounts	6	2
Total	**14,295**	**14,040**
of which repayable on demand	3,764	2,681

(2) Loans and advances to customers

€ m	30.06.2002	31.12.2001
Property loans	8,093	26,050
Public sector loans	52,695	55,220
Other loans and advances	402	958
Unamortised premiums and discounts	56	(28)
Less provision for loan losses	(410)	(801)
Total	**60,836**	**81,399**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Total	
	2002	2001
Balance at 1 January	**801**	**733**
Additions		
Provision for loan losses charged to the profit and loss account	–	185
Decreases		
Provision for loan losses used for intended purpose	(391)	(51)
Provision for loan losses released (shown as income on the profit and loss account)	–	(66)
Balance at end of period	**410**	**801**

(4) Debt securities and other fixed income securities

€ m	30.06.2002	31.12.2001
Held to maturity	110	152
Available for sale	60,070	73,814
Trading	365	421
Total	**60,545**	**74,387**

(5) Deposits by banks

€ m	30.06.2002	31.12.2001
Deposits	10,363	17,574
Other liabilities	26,055	33,838
Unamortised premiums and discounts	(11)	(9)
Total	**36,407**	**51,403**
of which due on demand	3,798	5,964

(6) Deposits by customers

€ m	30.06.2002	31.12.2001
Deposits	3,167	12,844
Savings deposits		
with agreed notice period of three months	1	4
with agreed notice period of more than three months	–	4
Other liabilities	2,276	3,129
Unamortised premiums and discounts	(1)	(1)
Total	**5,443**	**15,980**
of which due on demand	772	3,590

(7) Securitised liabilities

€ m	30.06.2002	31.12.2001
Debt securities in issue		
Mortgage Pfandbriefe	3,702	4,237
(of which registered mortgage Pfandbriefe)	(1,971)	(2,113)
Public sector Pfandbriefe	55,876	54,830
(of which registered public sector Pfandbriefe)	(2,765)	(2,924)
Other bonds	10,039	17,605
Money market paper issued	19,733	22,133
Unamortised premiums and discounts	(313)	(257)
Total	**89,037**	**98,548**

(8) Net interest income

€ m	30.06.2002	30.06.2001
Interest income from public sector finance	1,584	1,749
Interest income from other lending business and money market transactions	301	379
Interest income from fixed income securities	1,330	1,437
Interest expenditure for		
Pfandbriefe (asset covered bonds)	(1,491)	(1,528)
Other debt securities	(131)	(235)
Borrowings	(162)	(391)
Hybrid capital	(40)	(40)
Other banking transactions	(1,211)	(1,215)
Total	**180**	**156**

(9) Net commission income

€ m	30.06.2002	30.06.2001
Commission income from banking transactions	2	9
Commission expenditure from banking transactions	(4)	(8)
Other commission expenditure	(1)	(1)
Total	**(3)**	**–**

(10) Trading result

€ m	30.06.2002	30.06.2001
Securities	3	14
Valuation of Derivatives / FAS 133	10	(5)
Interest	(48)	(12)
Total	**(35)**	**(3)**

(11) Other income

The prior year comparative includes € 32 million in income realized on the sale of the holding in Deutsche Börse AG.

(12) General administrative expenditure

€ m	30.06.2002	30.06.2001
Personnel expenditure		
Wages and salaries	22	16
Social security costs	5	3
(of which for pensions)	(1)	(2)
Other administrative expenditure	14	7
Total	**41**	**26**

(13) Result from discontinued operations

The result from discontinued operations of € –301 million represents the results after tax of Aareal Bank AG for the period ended 6th June 2002 (€ 42 million) and the results of other discontinued operations. These items are shown net of impairment including an impairment of the shareholding in Aareal Bank AG at the date of the spin-off as required by FAS 144.

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 June 2002:

€ m	Nominal amount Residual maturity			
	< = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	40,105	48,110	62,517	150,732
Credit derivatives	342	325	175	842
Interest rate futures and forward rate agreements	421	–	–	421
Interest rate options purchased	–	122	26	148
Interest rate options written	562	1,974	552	3,088
Other interest rate contracts	666	2,769	1,412	4,847
Foreign exchange forward contracts	6,046	–	–	6,046
Total	**48,142**	**53,300**	**64,682**	**166,124**

Other details

New commitments

€ m	1.1.-30.06.2002	1.1.-30.06.2001
Public sector finance	4,830	19,697
Other loans	367	60
Total	**5,197**	**19,757**

Primary sale of debentures including loans taken up

€ m	1.1.-30.06.2002	1.1.-30.06.2001
Public sector Pfandbriefe	4,180	4,117
Other debentures	301	1,273
Loans taken up	0	2
Total	**4,481**	**5,392**

Employees

	30.06.2002	30.06.2001
Total	**261**	**2,762**
of which part time employees	12	206

Regulatory capital and equity ratios

Own funds (€ m)	30.06.2002 Central Bank of Ireland	31.12.2001 German Banking Act
Core capital (Tier I)	1,103	2,117
Supplementary (Tier II)	889	1,281
Total eligible equity	**1,992**	**3,398**

Equity ratios	30.06.2002 Central Bank of Ireland	31.12.2001 German Banking Act
Core capital ratio	7.2%	7.2%
Total capital ratio	13.0%	11.3%

The regulatory capital and equity ratios shown for 30 June 2002 were produced in accordance with the regulations of the Central Bank of Ireland. The regulatory capital and equity ratios shown for 31 December 2001 are for the DEPFA Group and were produced in accordance with the German Banking Act.

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Dr. Thomas M. Kolbeck
Vice Chairman

Dermot Cahillane

Fulvio Dobrich

Dr. Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner,
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Frances Ruane,
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h. c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

An additional non-executive member will be appointed in the course of 2002.

Addresses

DEPFA BANK plc / DePfa-Bank Europe plc
International House
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600
Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571
Fax +45 33 93-7579

London Branch
11/13 Knightsbridge, 3rd floor
London SW1X 7LY, United Kingdom
Phone +44 20 7259-3751
Fax +44 20 7259-3760

Madrid Representative Office
Calle Barbara de Braganza 2
28004 Madrid, Spain
Phone +34 917 000-850
Fax +34 913 100-791

Paris Branch
5, rue Scribe
75009 Paris, France
Phone +33 1 44 94-8270
Fax +33 1 42 66-4698

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0
Fax +49 69 5006-1331

Rome Branch
Via Mercadante 12-14
00198 Rome, Italy
Phone +39 06 8300-4200
Fax +39 06 8300-4250

Tokyo Branch
Atago Green Hills MORI Tower 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000
Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300
Fax +357 22 318-978

DEPFA UK Limited
11/13 Knightsbridge, 4th floor
London SW1X 7LY, United Kingdom
Phone +44 20 7201-7000
Fax +44 20 7245-0598

DEPFA USA Inc.
570 Lexington Ave., 39th floor
New York, N.Y. 10022, USA
Phone +1 212 682-6474
Fax +1 212 867-7810

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620
Fax +81 3 3437-7623

DEPFA Finance N.V.
Stadhouderskade 14E
1054 ES Amsterdam, Netherlands
Phone +31 20 589-8648
Fax +31 20 589-8649

DEPFA BANK

DEPFA BANK plc
International House
3 Harbourmaster Place
International Financial Services Centre
Dublin 1, Ireland
Phone +353 1 607 1600 · Fax +353 1 829 0213
www.depfa.com · info@depfa.com

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